Exhibit 99.2

SECOND AMENDMENT TO CREDIT AGREEMENT among MAGNA INTERNATIONAL INC., AND THE OTHER BORROWERS IDENTIFIED HEREIN as Borrowers - and - THE FINANCIAL INSTITUTIONS IDENTIFIED HEREIN . as Lenders - and - THE BANK OF NOVA SCOTIA, CITIGROUP GLOBAL MARKETS INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, and BNP PARIBAS SECURITIES CORP. as Co-Lead Arrangers and Co-Bookrunners - and - THE BANK OF NOVA SCOTIA as Administrative Agent - and - THE BANK OF NOVA SCOTIA as European Agent - and - CITICORP INTERNATIONAL LIMITED as Asian Agent - and - CITIBANK, N.A. CANADIAN BRANCH, BANK OF AMERICA, N.A. and BNP PARIBAS SECURITIES CORP. as Co-Syndication Agents - and -

CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF TOKYO-MITSUBISHI UFJ (CANADA), ROYAL BANK OF CANADA, and EXPORT DEVELOPMENT CANADA as Documentation Agents - and - COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, THE TORONTO-DOMINION BANK, ING BELGIUM, BRUSSELS, GENEVA BRANCH, THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH and SANTANDER BANK, N.A. as Senior Managing Agents - and- RAIFFEISEN BANK INTERNATIONAL AG, BANK OF MONTREAL, and JP MORGAN CHASE BANK, N.A. as Co-Agents DATED as of May 16, 2014

SECOND AMENDMENT TO CREDIT AGREEMENT made as of the 16th day of May, 2014 AMONG: MAGNA INTERNATIONAL INC. and the other Borrowers indicated on the signature pages hereto (herein called the “Borrowers”), - and - THE FINANCIAL INSTITUTIONS indicated on the signature pages hereto (herein called the “Lenders”), - and - THE BANK OF NOVA SCOTIA, as administrative agent of the Lenders (herein called the “Administrative Agent”) - and - THE BANK OF NOVA SCOTIA, as European funding agent of the Lenders to the European Borrowers (herein called the “European Agent”) - and - CITICORP INTERNATIONAL LIMITED, as Asian funding agent of the Lenders to the Asian Borrowers (herein called the “Asian Agent” and collectively with the Administrative Agent and the European Agent, the “Agents”) WHEREAS the Borrowers, the Agents and certain of the Lenders are parties to a credit agreement dated as of July 8, 2011 (as amended on June 20, 2013, the “Credit Agreement”); AND WHEREAS the parties hereto wish to further amend certain terms and conditions of the Credit Agreement; NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein:

 Section 1 General’ In this amendment to the Credit Agreement (the “Amending Agreement”) (including the recitals) unless otherwise defined herein or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement. Section 2 To be Read with Credit Agreement This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term “Agreement” when used in the Credit Agreement means the Credit Agreement as amended, supplemented or modified from time to time. Section 3 Amendments to Credit Agreement 1. Section 1.01 of the Credit Agreement is hereby amended by adding the following definition in its proper alphabetical order” ““Second Amending Agreement” means the second amending agreement dated as of May 16, 2014 among the Agents, the Borrowers and the Lenders party thereto.” 2. The definition of “Applicable Margin” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting the pricing grid contained therein in its entirety and replacing it with the following: “Level Credit Rating: Fitch and S&P/ Moody’s Acceptance Fee, BA Rate, Libor, TIIE Rate, Letters of Credit Issuance Fee Prime Rate, Base Rate Canada, U.S. Base Rate Facility Fee I II III IV V VI The pricing margin set forth in the grid above shall become effective on the date of the Second Amending Agreement.” 2

 3. The definition of “Final Repayment Date” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting “June 20, 2018” contained therein and replacing it with “June 20, 2019”. 4. Schedule F (Commitment Amounts) to the Credit Agreement is hereby deleted in its entirety and replaced with the Schedule F attached hereto as Schedule A. Section 4 Representations and Warranties In order to induce the Agent and the Lenders to enter into this Amending Agreement, each of the Borrowers represents and warrants to the Administrative Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof: 1. the representations and warranties set out in Article 7 of the Credit Agreement shall be true and correct in all material respects on the date of this Amending Agreement as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time; 2. all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amending Agreement by each Borrower. Each Borrower has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of each Borrower enforceable against it by the Agents and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor’s rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies; and 3. as of the date hereof and after giving full force and effect to the amendments to the Credit Agreement provided for in this Amending Agreement, no Default or Event of Default exists. Section 5 Confirmation of Magna Guarantee Magna hereby acknowledges, confirms and agrees that, notwithstanding this Amending Agreement (i) the Magna Guarantee continues in full force and effect, and constitutes a legal, valid and binding obligation of Magna enforceable against it in accordance with its terms, and (ii) the Magna Guarantee is hereby ratified and confirmed. Section 6 Conditions Precedent This Amending Agreement shall not be effective until satisfaction of the following terms, each to the satisfaction of the Administrative Agent and the Lenders, acting reasonably: (a) this Amending Agreement shall be executed and delivered by the Borrowers, the Agents and the Lenders; 3

 (b) the Agents shall have received the following in form and substance satisfactory to the Lenders: (i) an Officers’ Certificate of Magna certifying: (A) that (a) the constating documents previously delivered to the Administrative Agent on the Closing Date have not been amended and remain in full force and effect, or (b) attached thereto are true and correct copies of the articles or constating documents and the by-laws of Magna and that such documents are in full force and effect, unamended; (B) as to the incumbency of officers and directors of Magna, who have executed this Amending Agreement (such certificate to include sample signatures); and (C) that attached thereto are true and correct copies of the resolutions or other documentation evidencing that all necessary action, corporate or otherwise, has been taken by Magna to authorize the execution, delivery and performance of this Amending Agreement, and that such resolutions or other documents are in full force and effect, unamended; and (c) the Administrative Agent and each Lender shall have • received all such other documents, instruments and agreements as may reasonably be required by it. Section 7 Expenses The Borrowers shall pay all reasonable fees and expenses incurred by the Agents and the Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement. Section 8 Continuance of the Loan Documents and the Credit Agreement The Loan Documents and the Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in this Amending Agreement. Section 9 Counterparts This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same agreement. 4

 Section 10 Governing Law This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns in accordance with the provisions of Section 1.08 of the Credit Agreement. Section 11 Severability If any term or provision of this Amending Agreement or the application thereof to any party or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining terms and provisions of this Amending Agreement shall not in any way be affected or impaired thereby, and the affected term or provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Amending Agreement. [Remainder of page intentionally left blank] 5

 IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above. MAGNA INTERNATIONAL INC. Per: s/s “Vincent Galifi” Name: Vincent Galifi Title: Executive Vice-President and Chief Financial Officer Per: s/s “Paul Brock” Name: Paul Brock Title: Vice-President and Treasurer MAGNA TREASURY SERVICES LP, by its general partner, MAGNA TREASURY SERVICES INC. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice-President and Treasurer Per: s/s “Bassem Shakeel” Name: Bassem Shakeel Title: Vice-President and Corporate Secretary MAGNA INTERNATIONAL OF AMERICA, INC. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice-President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice-President and Corporate Secretary

 This Agreement was executed outside Belgium. NEW MAGNA INVESTMENTS NV, GENK, BELGIEN, ZWEIGNIEDERLASSUNG STEINHAUSEN Per: s/s “Thomas Schultheiss” Name: Thomas Schultheiss Title: Authorized Signatory Per: s/s “Peter Nideroest” Name: Peter Nideroest Title: Authorized Signatory

 MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V. Per: s/s “Bassem Shakeel” Name: Bassem Shakeel Title: Power of Attorney Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Power of Attorney MAGNA INTERNATIONAL (HONG KONG) LIMITED Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary

 MAGNA TECHNOLOGY AND TOOLING SYSTEMS (TIANJIN) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer MAGNA POWERTRAIN (CHANGZHOU) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer MAGNA POWERTRAIN KOREA INC. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer GUANGDONG DONNELLY ZHENHUA AUTOMOTIVE SYSTEMS CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE TECHNOLOGY CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer MAGNA AUTOMOTIVE MIRRORS (SHANGHAI) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary COSMA AUTOMOTIVE (SHANGHAI) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary

 MAGNA CLOSURES (KUNSHAN) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA ELECTRONICS (ZHANGJIAGANG) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer COSMA AUTOMOTIVE (CHONGQING) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA MIRRORS (TAICANG) AUTOMOTIVE TECHNOLOGY CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer MAGNA POWERTRAIN (TIANJIN) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Jeffrey Palmer” Name: Jeffrey Palmer Title: Executive Vice-President and Chief Legal Officer

 THE BANK OF NOVA SCOTIA, as Administrative Agent Per: s/s “Robert Boomhour” Name: Robert Boomhour Title: Director Per: s/s “Clement Yu” Name: Clement Yu Title: Associate Director THE BANK OF NOVA SCOTIA, as European Agent Per: s/s “Robert Boomhour” Name: Robert Boomhour Title: Director Per: s/s “Clement Yu” Name: Clement Yu Title: Associate Director CITICORP INTERNATIONAL LIMITED, as Asian Agent Per: s/s “Victor Tran” Name: Victor Tran Title: Assistant Vice President THE BANK OF NOVA SCOTIA, as Tranche A-1 Lender Per: s/s “Jamie Davis” Name: Jamie Davis Title: Director Per: s/s “ Vik Sidhu” Name: Vik Sidhu Title: Associate Director THE BANK OF NOVA SCOTIA, as Tranche A-2 Lender Per: s/s “Jamie Davis” Name: Jamie Davis Title: Director Per: s/s “Vik Sidhu” Name: Vik Sidhu Title: Associate Director THE BANK OF NOVA SCOTIA, as Tranche A-3 Lender Per: s/s “Jamie Davis” Name: Jamie Davis Title: Director Per: s/s “ Vik Sidhu” Name: Vik Sidhu Title: Associate Director SCOTIABANK INVERLAT, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SCOTIABANK INVERLAT, as Tranche B Lender Per: s/s “Javier Olivero” Name: Javier Olivero Title: Managing Director Attorney in fact Per: s/s “Stephen James Shaw” Name: Stephen James Shaw Title: Attorney in Fact

THE BANK OF NOVA SCOTIA, as Tranche C Lender Per: s/s “Andy Poon” Name: Andy Poon Title: Director & Deputy Head, Greater China CITIBANK, N.A., CANADIAN BRANCH, as Tranche A-1 Lender Per: s/s “Samin Atique” Name: Samin Atique Title: Authorized Signatory CITIBANK, N.A., as Tranche A-2 Lender Per: s/s “Michael Vondriska” Name: Michael Vondriska Title: Vice President CITIBANK, N.A., LONDON BRANCH, as Tranche A-3 Lender Per: s/s “Andrew Mason” Name: Andrew Mason Title: Vice President CITIBANK, N.A., HONG KONG BRANCH, as Tranche C Lender Per: s/s “Sachin Bafna” Name: Sachin Bafna . Title: Director BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A-1 Lender Per: s/s “Medina Sales De Andrade” Name: Medina Sales de Andrade Title: Vice President BANK OF AMERICA, N.A., as Tranche A-2 Lender Per: s/s “Christopher Wozniak” Name: Christopher Wozniak Title: Vice President BANK OF AMERICA, N.A., LONDON BRANCH, as Tranche A-3 Lender Per: s/s “Gary Saint” Name: Gary Saint Title: Director BANK OF AMERICA, N.A., as Tranche C Lender Per: s/s “Jane Wu” Name: Jane Wu Title: Director BNP PARIBAS, as Tranche A-1 Lender Per: s/s “Chris Golding” Name: Chris Golding Title: Director Corporate Coverage Canada Per: s/s “ Tony Baratta” Name: Tony Baratta Title: Managing Director Corporate Coverage Canada

BNP PARIBAS, as Tranche A-2 Lender Per: s/s “Chris Golding” Name: Chris Golding Title: Director Corporate Coverage Canada Per: s/s “ Tony Baratta” Name: Tony Baratta Title: Managing Director Corporate Coverage Canada BNP PARIBAS, FORTIS SA/NV, Netherlands Branch, as Tranche A-3 Lender Per: s/s “Theo Schrage” Name: Theo Schrage Title: Executive Director Per: s/s “Paul van Oorschot” Name: Paul van oorschot Title: Managing Director CANADIAN IMPERIAL BANK OF COMMERICE, as Tranche A-1 Lender Per: s/s “Steve Nishimura” Name: Steve Nishimura Title: Managing Director Per: s/s “William J. Chrumka” Name: William J. Chrumka Title: Executive Director CIBC INC., as Tranche A-2 Lender Per: s/s “Andrew Campbell” Name: Andrew Campbell Title: Authorized Signatory Per: s/s “ Rhema Asaam” Name: Rhema Asaam Title: Authorized Signatory CANADIAN IMPERIAL BANK OF COMMERICE, as Tranche A-3 Lender Per: s/s “Steve Nishimura” Name: Steve Nishimura . Title: Managing Director Per: s/s “William J. Chrumka” Name: William J. Chrumka Title: Executive Director BANK OF TOKYO-MITSUBISHI UFJ (CANADA), as Tranche A-1 Lender Per: s/s “Kaiser Isiam” Name: Kaiser Isiam Title: Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Tranche A-2 Lender Per: s/s “Belinda Tucker “ Name: Belinda Tucker Title: Managing Director THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., LONDON BRANCH as Tranche A-3 Lender Per: s/s “Andrew Trenouth” Name: Andrew Trenouth Title: Deputy General Manager Director Corporate Banking Disvision for EMEA Bank of Tokyo-Mitsubishi UFJ, Ltd. EXPORT DEVELOPMENT CANADA, as Tranche A-1 Lender Per: s/s “Sheila Banning “ Name: Sheila Banning Title: Asset Manager Per: s/s “Andrew Baechler” . Name: Andrew Baechler, CFA Title: Loan Portfolio Manager EXPORT DEVELOPMENT CANADA, as Tranche A-2 Lender Per: s/s “Sheila Banning “ Name: Sheila Banning . Title: Asset Manager Per: s/s “Andrew Baechler” Name: Andrew Baechler, CFA. Title: Loan Portfolio Manager EXPORT DEVELOPMENT CANADA, as Tranche A-3 Lender Per: s/s “Sheila Banning “ Name: Sheila Banning Title: Asset Manager Per: s/s “Andrew Baechler” Name: Andrew Baechler, CFA . Title: Loan Portfolio Manager COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, as Tranche A-1 Lender Per: s/s “Michael Ravelo” Name: Michael Ravelo Title: Director Per: s/s “ Anne Culver” Name: Anne Culver Title: Associate

COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, as Tranche A-2 Lender Per: s/s “Michael Ravelo” Name: Michael Ravelo Title: Director Per: s/s “ Anne Culver” Name: Anne Culver Title: Associate COMMERZBANK AG, FILIALE LUXEMBURG, as Tranche A-3 Lender Per: s/s “Ivaila Vevecka” Name: Ivaila Vevecka Title: Per: s/s “Dr. Kai- Roderich Bringewald” Name: Dr. Kai- Roderich Bringewald Title: THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH, as Tranche A-1 Lender Per: s/s “David Wright” Name: David Wright Title: Director Head of Client Management Canada THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH, as Tranche A-2 Lender Per: s/s “David Wright” Name: David Wright Title: Director Head of Client Management Canada THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH, as Tranche A-3 Lender Per: s/s “David Wright” Name: David Wright Title: Director Head of Client Management Canada ROYAL BANK OF CANADA, as Tranche A-1 Lender Per: s/s “Chris Cowan” Name: Chris Cowan Title: Authorized Signatory

ROYAL BANK OF CANADA, as Tranche A-2 Lender Per: s/s “Chris Cowan” Name: Chris Cowan Title: Authorized Signatory ROYAL BANK OF CANADA, as Tranche A-3 Lender Per: s/s “Chris Cowan” Name: Chris Cowan Title: Authorized Signatory THE TORONTO-DOMINION BANK, as Tranche A-1 Lender Per: s/s “Richard Robarts” Name: Richard Robarts Title: Vice President Per: s/s “Tim Thomas” Name: Tim Thomas Title: Managing Manager THE TORONTO DOMINION (TEXAS) LLC, as Tranche A-2 Lender Per: s/s “Robyn Zeller” Name: Robyn Zeller Title: Vice President THE TORONTO-DOMINION BANK, as Tranche A-3 Lender Per: s/s “James N. Stewart” Name: James N. Stewart Title: Regional Head of Credit Management London ING BELGIUM, BURSSELS, GENEVA BRANCH, as Tender A-1 Lender Per: s/s “Erik Fortgens “ Name: erik Fortgens Title: Head Corporate Banking Switzerland Per: s/s “ Ko Osinga” Name: Ko Osinga Title: Head of Credit Risk

 ING BELGIUM, BRUSSELS, GENEVA BRANCH, as Tranche A-2 Lender Per: s/s “Erik Fortgens “ Name: erik Fortgens Title: Head Corporate Banking Switzerland Per: s/s “ Ko Osinga” Name: Ko Osinga Title: Head of Credit Risk ING BELGIUM, BRUSSELS, GENEVA BRANCH, as Tranche A-3 Lender Per: s/s “Erik Fortgens “ Name: erik Fortgens Title: Head Corporate Banking Switzerland Per: s/s “ Ko Osinga” Name: Ko Osinga Title: Head of Credit Risk SANTANDER BANK, N.A., as Tranche A- 1 Lender Per: s/s “William Maag” Name: William Maag Title: Senior Vice President SANTANDER BANK, N.A., as Tranche A- 2 Lender Per: s/s “William Maag” Name: William Maag Title: Senior Vice President SANTANDER BANK, N.A., as Tranche A- 3 Lender Per: s/s “William Maag” Name: William Maag Title: Senior Vice President RAIFFEISEN B ANK INTERNATIONAL . AG, as Tranche A-1 Lender Per: s/s “Martina Soudek” Name: Martina Soudek Title: Per: s/s “ Wilfried Lottermoser” Name: Wilfried Lottermoser Title:

 RAIFFEISEN B ANK INTERNATIONAL AG, as Tranche A-2 Lender Per: s/s “Martina Soudek” Name: Martina Soudek Title: Per: s/s “ Wilfried Lottermoser” Name: Wilfried Lottermoser Title: RAIFFEISEN B ANK INTERNATIONAL AG, as Tranche A-3 Lender Per: s/s “Martina Soudek” Name: Martina Soudek Title: Per: s/s “ Wilfried Lottermoser” Name: Wilfried Lottermoser Title: BANK OF MONTREAL, as Tranche A-1 Lender Per: s/s “Martin Stevenson” Name: Martin Stevenson Title: Director BANK OF MONTREAL, CHICAGO BRANCH, as Tranche A-2 Lender Per: s/s “Yacouba Kane” Name: Yacouba Kane Title: Vice President BANK OF MONTREAL IRELAND PLC, as Tranche A-3 Lender Per: s/s “D. Andrew Gallangher “ Name: D. Andrew Gallangher Title: General Manager Per: s/s “ Ann Lynch” Name: Ann Lynch Title: Chief Financial Officer Bank of Montreal Ireland p.l.c.

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Tranche A-1 Lender

Per: s/s "Gene Riego De Dios"
Name: Gene Riego De Dios
Title: Vice President

JPMORGAN CHASE BANK, N.A., as Tranche A-2 Lender

Per: s/s "Gene Riego De Dios"
Name: Gene Riego De Dios
Title: Vice President

JPMORGAN CHASE BANK, N.A., LONDON BRANCH, as Tranche A-3 Lender

Per: s/s "Gene Riego De Dios"
Name: Gene Riego De Dios
Title: Vice President

BANK OF CHINA, NEW YORK BRANCH, as Tranche A-1 Lender

Per: s/s "Dong Yuan"
Name: Dong Yuan
Title: Deputy General Manager

BANK OF CHINA, NEW YORK BRANCH, as Tranche A-2 Lender

Per: s/s "Dong Yuan"
Name: Dong Yuan
Title: Deputy General Manager

BANK OF CHINA, NEW YORK BRANCH, as Tranche A-3 Lender

Per: s/s "Dong Yuan"
Name: Dong Yuan
Title: Deputy General Manager

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED NEW YORK BRANCH, as Tranche A-1 Lender

Per: s/s "Mr. Qing Hong"
Name: Mr. Qing Hong
Title: Deputy General Manager

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED NEW YORK BRANCH, as Tranche A-2 Lender

Per: s/s "Mr. Qing Hong"
Name: Mr. Qing Hong
Title: Deputy General Manager

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED NEW YORK BRANCH, as Tranche A-3 Lender

Per: s/s "Mr. Qing Hong"
Name: Mr. Qing Hong
Title: Deputy General Manager

- A1 - Schedule A Schedule F Tranche A Tranche A-1 Lender Commitment Amounts The Bank of Nova Scotia Citibank, N.A., Canadian Branch Bank of America, N.A., Canada Branch BNP Paribas Canadian Imperial Bank o Commerce Bank of Tokyo-Mitsubishi UFJ (Canada) Export Development Canada Royal Bank of Canada Commerzbank AG New York and Grand Cayman Branches The Royal Bank of Scotland plc, Canada Branch The Toronto-Dominion Bank Tranche A-2 Lender Commitment The Bank of Nova Scotia Citibank, N.A BNP Paribas Bank of America, N.A. BNP Paribas CIBC INC. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Export Development Canada Royal Bank of Canada Commerzbank AG New York and Grand Cayman Branches The Royal Bank of Scotland plc, Canada Branch Toronto-Dominion (Texas) LLC

 - A2 - ING Belgium, Brussels, Geneva Branch ING Belgium, Brussels, Geneva Branch Santander Bank, N.A. Santander Bank, N.A. Raiffeisen Bank International AG Raiffeisen Bank International AG Bank of Montreal Bank of Montreal, Chicago Branch JPMorgan Chase Bank, N.A., Toronto Branch JPMorgan Chase Bank, N.A. Bank of China, New York Branch Bank of China, New York Branch Industrial and Commercial Bank of China Limited New York Branch Industrial and Commercial Bank of China Limited New York Branch Tranche A-1 Commitment U.S.S1,550,000,000 Tranche A-2 U.S.$200,000,000 Amount Commitment Amount

 - A3 - Tranche A-3 Lender Commitment The Bank of Nova Scotia Citibank, N.A., London Branch Bank of America, N.A., London Branch BNP Paribas Fortis SA/NV, Netherlands Branch Canadian Imperial Bank of Commerce The Bank of Tokyo-Mitsubishi UFJ, Ltd., London Branch Export Development Canada Royal Bank of Canada Commerzbank AG, Filiale Luxemburg The Royal Bank of Scotland plc, Canada Branch The Toronto-Dominion Bank ING Belgium, Brussels, Geneva Branch Santander Bank, N.A. Raiffeisen Bank International AG Bank of Montreal Ireland PLC JPMorgan Chase Bank NA., London Branch Bank of China, New York Branch

 - A4 - Industrial and Commercial Bank of China Limited New York Branch Tranche A-3 Commitment U.S.$250,000,000 Amount Tranche A Commitment U.S.$2,000,000,000 Amount Tranche B Tranehe B Lender Commitment Scotiabank Inverlat, S.A., InstituciOn de Banca MUltiple, Grupo Financiero Scotiabank Inverlat Tranche B Commitment Amount Tranche C Tranche C Lender Commitment Citibank, N.A., Hong Kong Branch The Bank of Nova Scotia Bank of America, N.A. Tranche C Commitment U.S.$200,000,000 Amount